Exhibit 99.2

Quarterly Financial Report

For the quarter ended

September 30, 2005

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	September 30, 2005	December 31, 2004
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$13,173	$17,473
Cash pledged as collateral	75	75
Short-term investments	3,435	—
Accounts receivable	41	17
Investment tax credits recoverable	123	252
Prepaid expense	27	11
Other current assets	30	84

Total current assets	16,904	17,912

Capital assets	318	652
Leasehold inducements	538	—
Acquired intellectual property rights	18,374	20,415
Other long-term assets	—	10

Total assets	$36,134	$38,989

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$1,116	$1,065
Accrued liabilities	978	714

Total current liabilities	2,094	1,779

Deferred lease inducements	474	—
Future income taxes	6,716	7,463
Other long-term liabilities	29	140

Total liabilities	9,313	9,382

Commitments and contingencies

Shareholders’ equity
Common stock, no par value; unlimited shares authorized; 42,629 and 36,536 shares issued and outstanding, respectively	41,267	34,324
Contributed surplus	25,003	22,587
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(45,299)	(33,154)

Total shareholders’ equity	26,821	29,607

Total liabilities and shareholders’ equity	$36,134	$38,989

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	3,147	1,239	8,525	3,255
General and administration	973	1,208	2,591	3,673
Amortization of acquired intellectual property rights	681	597	2,042	1,763

Loss from operations	(4,801)	(3,044)	(13,158)	(8,691)

Interest expense	(3)	—	(10)	(1)
Interest income	151	70	276	220

Loss before income taxes	(4,653)	(2,974)	(12,892)	(8,472)

Recovery of future income taxes	249	218	747	644

Net loss	$(4,404)	$(2,756)	$(12,145)	$(7,828)

Accumulated deficit - Beginning of period	(40,895)	(23,403)	(33,154)	(18,331)

Accumulated deficit - End of period	$(45,299)	$(26,159)	$(45,299)	$(26,159)

Net loss per share of common stock, basic and diluted	$(0.11)	$(0.08)	$(0.32)	$(0.24)

Weighted-average number of shares of common stock outstanding, basic and diluted	41,308	35,891	38,146	33,002

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Cash flows from (used in):
Operating activities:
Net loss	$(4,404)	$(2,756)	$(12,145)	$(7,828)
Adjustments for non-cash items:
Amortization of capital assets	64	19	228	161
Amortization of acquired intellectual property rights	681	597	2,042	1,763
Recovery of future income taxes	(249)	(218)	(747)	(644)
Amortization of leasehold inducements, net	24	—	24	(14)
Stock-based payments to consultants	149	39	214	58
Stock-based compensation to employees	253	223	1,127	223
Changes in operating assets and liabilities	(575)	(105)	467	684

Net cash used in operating activities	(4,057)	(2,201)	(8,790)	(5,597)

Investing activities:
Purchase of capital assets	(17)	(96)	(50)	(226)
Release of restricted cash	—	7	—	199
Purchase of short-term investments	(3,435)	(27)	(3,435)	(7,083)
Disposal of assets	—	65	—	65

Net cash used in investing activities	(3,452)	(51)	(3,485)	(7,045)

Financing activities:
Issuance of common stock	8,134	—	8,134	7,464
Proceeds from convertible note	—	—	—	(114)
Proceeds from exercise of stock options	—	—	25	22
Issue costs	2	—	(141)	778
Other liability repayments	(7)	(13)	(43)	(41)

Net cash provided (used) in financing activities	8,129	(13)	7,975	8,109

Effect of exchange rate changes on cash and cash equivalents	—	746	—	100

Net change in cash and cash equivalents	620	(1,519)	(4,300)	(4,433)

Cash and cash equivalents - Beginning of period	12,553	13,599	17,473	16,513

Cash and cash equivalents - End of period	$13,173	$12,080	$13,173	$12,080

Supplemental disclosure of non-cash investing and financing activities: As part of a lease transaction, the Company acquired capital leasehold inducements with a fair market value of $544 and provided capital assets with a net book value of $156. In addition, the Company retired a loan payable of $68 as it was assumed by another party in lease transaction.

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

1. Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly-owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a wholly-owned Canadian subsidiary, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

2. Basis of Presentation and Significant Accounting Policies

Reporting Currency

Effective January 1, 2005, the Company changed its functional currency from the Canadian dollar to the United States (“U.S.”) dollar because the majority of its transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date, revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5,850 at December 31, 2004.

Unaudited Interim Financial Information

These unaudited condensed consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of Adherex Technologies Inc. and its wholly-owned subsidiaries. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the six-month transitional period ended December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Deferred Leasehold Inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.

Non-monetary Exchanges

The Company records non-monetary exchange of assets with third parties by allocating the net book value of the assets exchanged by the Company in the transaction to the newly acquired assets as prescribed by the CICA Section 3830 “Non-monetary Transactions”.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3. Leasehold Inducements

On August 31, 2005 the Company entered into agreements to lease a new office and laboratory facility (“Maplewood Facility”) and sublease the Company’s existing facility (“Englert Facility”) on similar terms as in the original lease. As an incentive to enter into the transaction the Company received free rent and capital inducements. The Company is paying only half rent for the Maplewood Facility over the first 24 months of the 84 month lease term and received additional inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $544. As part of the sublease of the Englert Facility the Company provided furniture, equipment and leasehold improvements with a net book value of $156 and an approximate fair market value of $75. In addition, the Company has written-off the $68 liability related to leasehold improvements at the Englert Facility and included this amount in the deferred rent inducement as the Company’s sublessee is now contractually obligated to make those payments; however, should the sublessee default on such payments Adherex would then become liable for the remaining amount.

The Company will record rent expense by charging the total rental payments plus the value of the capital inducements received against earnings on a straight-line basis over the 84 month term of the lease which expires on August 31, 2012. As of September 30, 2005 the minimum cash payments under the new lease are as follows:

Year Ending	Amount
December 31, 2005	$—
December 31, 2006	156
December 31, 2007	223
December 31, 2008	361
December 31, 2009	372
December 31, 2010	383
December 31, 2011	395
December 31, 2012	268

Total rent payments	$2,158

4. Shareholders’ Equity

Share Consolidation

On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company’s common stock at a ratio of one-for-five. The share consolidation had previously been approved by the Company’s shareholders at the Annual and Special Meeting held on April 29, 2005. The share consolidation became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The share consolidation equally affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been adjusted for all periods presented to reflect the one-for-five share consolidation.

July 2005 Private Placement

On July 20, 2005, the Company completed a private placement of equity securities for gross proceeds of $8,510 for 6,079 units at a price of $1.40 per unit, providing net proceeds of $8,094 after deducting broker fees and other expenses of $416 (“July 2005 Private Placement”). Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 6,079 shares of common stock, along with 1,824

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

investor warrants and 57 broker warrants to acquire additional shares of Adherex common stock, each as adjusted for the share consolidation. Each whole investor warrant entitles the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $1.75 per share for a period of two years. The investor warrants, with a value of $1,074, have been allocated to contributed surplus and the remaining balance of $7,020 has been credited to common stock based on the Black-Scholes option pricing model.

Stock Options

The stock option plan, as amended allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions for the nine months ended September 30, 2005 is summarized below.

The following options granted under the stock option plan are exercisable in Canadian dollars:

		Exercise price per option in Canadian dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2004	3,763	$1.6375 - $7.50	$2.40
Granted	—	—	—
Cancelled	(13)	$1.95 – $2.90	$2.86
Exercised	(15)	$1.6375 - $1.70	$1.65

Outstanding at September 30, 2005	3,735	$1.6375 - $7.50	$2.40

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise price per option in U.S. dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2004	—
Granted	1,161	$1.20 - $1.35	$1.21
Cancelled	(20)	$1.20	$1.20
Exercised	—	—	—

Outstanding at September 30, 2005	1,141	$1.20 - $1.35	$1.21

Stock-based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA outlined in Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust accumulated deficit without restatement. On July 1, 2004, the Company increased the accumulated deficit by $1,686 and increased contributed surplus by the same amount.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

Stock-based compensation expense relating to employees totaled $253 for the three month period ended September 30, 2005 and $1,127 for the nine month period ended September 30, 2005 based upon vested stock options. Stock-based compensation expense relating to external consultants totaled $149 for the three-month and $214 for the nine month periods ended September 30, 2005. Stock-based compensation expense relating to employees totaled $223 and stock based compensation relating to consultants totaled $39 for the three month period ended September 30, 2004. In estimating the value of each stock option grant, the Black-Scholes option pricing model was used with the following assumptions being applied in the calculations: expected dividend of 0%; risk-free interest rate of 3.78%; expected volatility of 73%; and expected life of seven years.

Had the Company applied the provisions of CICA 3870 for the nine months ended September 30, 2004, the net loss of the Company would have increased as follows:

Nine Months Ended September 30, 2004
Net loss before compensation expense	$(7,828)
Compensation expense	(935)

Pro forma net loss	$(8,763)

Net loss per common share, basic and diluted	$(0.27)

In estimating the value of each stock option grant, the Black-Scholes option pricing model was used with the following assumptions being applied in the calculations: expected dividend of 0%; risk-free interest rate of 4.46%; expected volatility of 68% and expected life of 7 years.

5. GlaxoSmithKline Relationship

On July 14, 2005, the Company entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1 (Exherin™) from Adherex. As part of the transaction GSK purchased $3.0 million of the Company’s units offered in the July 2005 Private Placement.

Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. If GSK exercises an option to buy-back eniluracil, Adherex could receive upfront payments, development milestone payments and sales milestone payments of up to $120 million in aggregate, plus up to double-digit royalties on annual net sales, depending upon when in the drug’s development the option is exercised. If GSK does not exercise any of its buy-back options, Adherex would be free to develop eniluracil alone or with other partners and would be required to pay GSK development and sales milestones and double-digit royalties.

Adherex has also granted to GSK an option to receive a worldwide, exclusive license for ADH-1. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100 million in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the option on ADH-1, GSK would become responsible for all further development and associated expenses of the ADH-1 development program.